Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

CHANGE OF DIRECTORS AND

CHANGE IN THE COMPOSITION OF BOARD COMMITTEES

The board (the “Board”) of directors (the “Director(s)”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) hereby announces that:

(1)	Ms. Cynthia Jinhong Meng (孟晉紅) (“Ms. Meng”) will retire as an independent Director upon the expiration of the independent director agreement entered into between her and the Company at the end of August 28, 2026;

(2)	Mr. David Zhang (張彤) (“Mr. Zhang”), a non-executive Director, has been re-designated as an independent Director with effect from August 29, 2026; and

(3)	Ms. Tianjing Zhang (張天鏡) (“Ms. Zhang”) has been appointed as a non-executive Director under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (the “Hong Kong Listing Rules”) and an independent Director under the rules and regulations of the New York Stock Exchange (the “NYSE Rules and Regulations”) with effect from August 29, 2026.

In connection with Ms. Meng’s retirement at the end of August 28, 2026 and the re-designation and appointment of the relevant Directors with effect from August 29, 2026, the Board has resolved, in accordance with the recommendation of the corporate governance and nominating committee of the Company (the “Corporate Governance and Nominating Committee”), to change the composition of the Board committees with effect from August 29, 2026.

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RETIREMENT OF AN INDEPENDENT DIRECTOR

Ms. Cynthia Jinhong Meng (孟晉紅), after three years of service, upon the expiration of the independent director agreement entered into between her and the Company, will retire as an independent Director at the end of August 28, 2026. Upon her retirement, Ms. Meng will cease to be a member of each of the audit committee of the Company (the “Audit Committee”), the compensation committee (the “Compensation Committee”) and the Corporate Governance and Nominating Committee at the end of August 28, 2026.

Ms. Meng has confirmed that she has no disagreement with the Board and there is no matter in relation to her retirement as an independent Director that should be brought to the attention of the shareholders of the Company (the “Shareholders”). Her retirement will not affect the operation of the Board and the Company. The Board would like to express its gratitude to Ms. Meng for her invaluable contributions to the Company during her tenure of office.

RE-DESIGNATION OF A NON-EXECUTIVE DIRECTOR AS AN INDEPENDENT DIRECTOR

Mr. Zhang, a non-executive Director, has been re-designated as an independent Director (the “Re-designation”), with effect from August 29, 2026. The biographical details of Mr. Zhang are as follows:

Mr. David Zhang (張彤), aged 63, has served as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the NYSE Rules and Regulations since June 30, 2024. He is also a member of the Audit Committee.

Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Admitted to the practice of law in the State of New York, U.S. and based in Hong Kong, Mr. Zhang specializes in securities offerings and mergers and acquisitions (M&A) transactions. He has represented a number of leading private equity funds, multinational corporations and sovereign wealth funds in connection with their investments and M&A transactions in the Greater China region and Southeast Asia. In addition, Mr. Zhang has successfully guided China-based companies listed in the United States and Hong Kong through complex mission-critical moments, counselling leaders and boards of directors on high-stakes matters at the intersection of litigation, regulatory enforcement, reputation and public policy.

Mr. Zhang has been serving as an independent non-executive director of Fosun International Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 0656), since June 2012, an independent director of Morgan Stanley Securities (China) Co., Ltd. (摩根士丹利證券(中國)有限公司) since July 2024, an independent director of WeRide Inc., the shares of which are listed on the NASDAQ Stock Market (ticker symbol: WRD) and the Hong Kong Stock Exchange (stock code: 0800), since October 2024, and an independent director of GDS Holdings Limited, the shares of which are listed on the NASDAQ Stock Market (ticker symbol: GDS) and the Hong Kong Stock Exchange (stock code: 9698), since June 2026. He has also been a member of the board of trustees of Tulane University since February 2023. Mr. Zhang was a senior corporate partner at the Hong Kong office of Kirkland & Ellis, a leading international law firm, from which he retired in January 2024. Prior to joining Kirkland & Ellis in August 2011, Mr. Zhang was a partner of Latham & Watkins LLP, a leading international law firm, for eight years.

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Mr. Zhang graduated from Beijing Foreign Studies University (北京外國語大學) in the PRC with a bachelor’s degree in September 1981 and received his Juris Doctor degree from Tulane University Law School in Louisiana, the United States in September 1991. He was rated as a top capital markets attorney by Chambers Global, The Legal 500 Asia Pacific, IFLR1000 and Chambers Asia Pacific on numerous occasions.

The Board considered and accepted the recommendation from the Corporate Governance and Nominating Committee to re-designate Mr. Zhang as an independent Director, after reviewing his independence, academic qualifications and work experience, among others.

As a result of the Re-designation, the Company and Mr. Zhang entered into an independent director agreement, with an initial term of three years from August 29, 2026, which is subject to the requirements in respect of retirement by rotation under the Hong Kong Listing Rules and re-election at the annual general meeting of the Company under the memorandum of association and articles of association of the Company (the “Articles”) and the Hong Kong Listing Rules. The Re-designation will not interrupt Mr. Zhang’s tenure as a director of the Company. The independent director agreement may be terminated by either party giving a 30-day prior written notice to the other party, or shorter period as the parties may agree upon. Mr. Zhang will receive a director’s fee of HK$500,000 per annum, which is determined by the Board upon recommendation from the Compensation Committee by reference to his academic and professional qualifications and work experience, among others, and may also receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for his term of appointment as an independent Director.

As of the date of this announcement, Mr. Zhang does not have any interests in any Shares or underlying Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

Mr. Zhang has confirmed that (i) save for the circumstances described below in relation to Rules 3.13(3) and 3.13(7) of the Hong Kong Listing Rules, he satisfies the other independence criteria set out in Rule 3.13 of the Hong Kong Listing Rules; (ii) other than his entitlement to Director’s fees, he has no past or present financial or other interest in the business of the Company or its subsidiaries and has no connection with any core connected person (as defined in the Hong Kong Listing Rules) of the Company; and (iii) there are no other factors that may affect his independence at the time of the Re-designation.

Independence under Rule 3.13(3)

Rule 3.13(3) of the Hong Kong Listing Rules provides that the independence of an independent non-executive director is more likely to be questioned if, among other things, he is or was a partner of a professional adviser which currently provides, or has within two years immediately prior to his proposed appointment provided, services to the listed issuer or its subsidiaries.

Kirkland & Ellis (“K&E”) currently provides certain legal services to the Group, and Mr. Zhang was formerly a partner of K&E before his retirement in January 2024. Accordingly, the circumstances contemplated under Rule 3.13(3) are applicable to Mr. Zhang.

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In assessing Mr. Zhang’s independence, the Board and the Corporate Governance and Nominating Committee have taken into account that: (i) the two-year cooling-off period contemplated under Rule 3.13(3) had expired before Mr. Zhang provided his confirmation of independence and, as of the date of this announcement, more than two and a half years have elapsed since Mr. Zhang retired from K&E in January 2024; (ii) since his retirement, Mr. Zhang has had no continuing role or financial or other economic interest in K&E and has not been involved in any legal services provided by K&E to the Group; (iii) the professional fees paid or payable by the Group to K&E are not material to K&E and do not constitute a material portion of the Company’s overall professional advisory expenses; and (iv) Mr. Zhang will abstain from any Board or Board committee deliberation or decision relating specifically to K&E.

Having considered the above, the Board and the Corporate Governance and Nominating Committee are satisfied that Mr. Zhang’s former association with K&E does not impair his ability to exercise independent judgment.

Independence under Rule 3.13(7)

Rule 3.13(7) of the Hong Kong Listing Rules provides that the independence of an independent non-executive director is more likely to be questioned if he is, or has at any time during the two years immediately prior to his proposed appointment been, an executive or director, other than an independent non-executive director, of the listed issuer or certain related persons.

Mr. Zhang has served as a non-executive Director of the Company under the Hong Kong Listing Rules since June 30, 2024. Accordingly, Rule 3.13(7) is technically engaged by reason of his position as a non-executive Director before the Re-designation.

In assessing Mr. Zhang’s independence, the Board and the Corporate Governance and Nominating Committee have taken into account that: (i) his original classification as a non-executive Director under the Hong Kong Listing Rules resulted from the technical application of Rule 3.13(3) and not from any substantive concern regarding his independence, and he has concurrently served as an independent director of the Company under the NYSE Rules and Regulations; (ii) he has not held any executive or management position within the Group, participated in its day-to-day management or operations, assumed any management function or exercised any executive authority or control over the Company’s affairs; (iii) his involvement has been limited to Board-level and Audit Committee oversight, in which capacities he has consistently exercised objective judgment;

(iv) he was not nominated by, and does not represent, any controlling shareholder, substantial shareholder, investor or core connected person of the Company; and (v) he does not, and following the Re-designation will not, receive any remuneration from the Company apart from Director’s fees and has not been granted any equity-based or performance-linked incentives.

Having considered the above, the Board and the Corporate Governance and Nominating Committee are satisfied that Mr. Zhang’s prior service as a non-executive Director has not created any management involvement, shareholder allegiance, financial alignment or other relationship that would impair, or reasonably be perceived to impair, his independent judgment.

Taking into account all relevant facts and circumstances and Mr. Zhang’s confirmation of independence, the Board and the Corporate Governance and Nominating Committee are satisfied that Mr. Zhang is independent for the purposes of Rule 3.13 of the Hong Kong Listing Rules notwithstanding the circumstances contemplated under Rules 3.13(3) and 3.13(7).

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The Hong Kong Stock Exchange has agreed with the view of the Board and the Corporate Governance and Nominating Committee that Mr. Zhang is independent to act as an independent Director under Rules 3.13(3) and 3.13(7) of the Hong Kong Listing Rules, based on the information provided. The Company considers that Mr. Zhang’s understanding of the Company’s business, financial reporting processes, internal control framework, dual-listing regulatory obligations and corporate governance matters, together with his extensive experience in U.S. and Hong Kong capital markets, securities offerings, mergers and acquisitions transactions, corporate governance and regulatory matters, will enable him to continue to contribute to the Board and its committees in an independent Director capacity.

Save as disclosed above, as of the date of this announcement, Mr. Zhang confirms that (i) he does not hold any other position with the Company or any other members of the Group, nor does he have any relationship with any other Directors, senior management, substantial shareholders or single largest group of shareholders (as defined in the Hong Kong Listing Rules) of the Company; and (ii) he has not held any directorship in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years.

Save as disclosed above, there is no matter that needs to be brought to the attention of the Shareholders in connection with Mr. Zhang’s Re-designation as an independent Director, and the Board is not aware of any other information that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

APPOINTMENT OF A NON-EXECUTIVE DIRECTOR

Ms. Zhang has been appointed as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the NYSE Rules and Regulations with effect from August 29, 2026. The biographical details of Ms. Zhang are as follows:

Ms. Tianjing Zhang (張天鏡), aged 46, has nearly two decades of experience in cross-border disputes, regulatory investigations, crisis management, compliance and international legal risk management.

Ms. Zhang has been serving as head of international business of HOZU Capital since May 2025, where she assesses and underwrites international arbitration and litigation matters and makes investment recommendations. Prior to that, Ms. Zhang served at Kirkland & Ellis International LLP, a leading international law firm, from January 2012 to April 2025, where she successively served as an associate, a partner and the managing partner and chief representative of the Shanghai office. During her tenure, she led the firm’s China cross-border dispute resolution and government, regulatory and investigations practice, representing global clients in complex multi-jurisdictional litigation and government-led and internal investigations, and advising multinational corporations, private equity funds and wealth management firms on crisis response, compliance and cross-border legal risk management across the Asia-Pacific region. Before joining Kirkland & Ellis International LLP, Ms. Zhang worked as an associate at the San Francisco office of Holland & Knight LLP, a leading U.S. law firm, from April 2008 to December 2011, and appeared before U.S. federal and state courts.

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Ms. Zhang obtained her Bachelor of Laws degree in international law from China Foreign Affairs University (外交學院) in Beijing, the PRC in July 2001, her Master of Arts degree in political science (international relations) from Georgetown University in Washington, D.C., the United States in May 2004, and her Juris Doctor degree from The University of Texas School of Law in Texas, the United States in May 2007. Ms. Zhang is admitted to the practice of law in the State of California, the United States Ms. Zhang was named “Leading Lawyer of the Year” at The Legal 500 China Awards 2023 and has also been recognized by The Legal 500 Asia Pacific, Chambers and Partners and Benchmark Litigation Asia-Pacific for her work in regulatory investigations, compliance, dispute resolution and white-collar crime.

The Board considered and accepted the recommendation from the Corporate Governance and Nominating Committee to appoint Ms. Zhang as a non-executive Director, after reviewing her academic qualifications and work experience, among others.

The Company and Ms. Zhang entered into a director agreement, with an initial term of three years from August 29, 2026, which is subject to the requirements in respect of retirement by rotation under the Hong Kong Listing Rules and re-election at the annual general meeting of the Company under the Articles and the Hong Kong Listing Rules, pursuant to which, Ms. Zhang shall hold office until the next annual general meeting of the Company and will be eligible for re-election at such meeting. The director agreement may be terminated by either party giving a 30-day prior written notice to the other party, or shorter period as the parties may agree upon. Ms. Zhang will receive a director’s fee of HK$500,000 per annum, which is determined by the Board upon recommendation from the Compensation Committee by reference to her academic and professional qualifications and work experience, among others, and may also receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for her term of appointment as a non-executive Director.

Save as disclosed above, as of the date of this announcement, Ms. Zhang confirms that (i) she does not hold any other position with the Company or any other members of the Group, nor does she have any relationship with any other Directors, senior management, substantial shareholders or single largest group of shareholders (as defined in the Hong Kong Listing Rules) of the Company; and (ii) she has not held any directorship in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years.

As of the date of this announcement, Ms. Zhang does not have any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there is no matter that needs to be brought to the attention of the Shareholders in connection with Ms. Zhang’s appointment as a non-executive Director, and the Board is not aware of any other information that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

Ms. Zhang has obtained the legal advice referred to in Rule 3.09D of the Hong Kong Listing Rules prior to her appointment, and confirmed that she understood her obligations as a Director under the Hong Kong Listing Rules.

The Board would like to extend its warm welcome to Ms. Zhang on her appointment to the Board.

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CHANGE IN COMPOSITION OF BOARD COMMITTEES

In connection with Ms. Meng’s retirement at the end of August 28, 2026 and the Re-designation and the appointment of Ms. Zhang with effect from August 29, 2026, the Board has resolved, in accordance with the recommendation of the Corporate Governance and Nominating Committee, that: (i) upon her retirement at the end of August 28, 2026, Ms. Meng will cease to be a member of each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee; and (ii) with effect from August 29, 2026, (a) Mr. Zhang will continue to serve as a member of the Audit Committee and will be appointed as a member of the Corporate Governance and Nominating Committee; (b) Ms. Zhang will be appointed as a member of the Audit Committee; and (c) Ms. Xiangrong Li (李向榮), an independent Director, will continue to serve as the chairwoman of the Audit Committee and will be appointed as a member of the Compensation Committee.

Following the above changes, with effect from August 29, 2026, the Corporate Governance and Nominating Committee will comprise Ms. Jingbo Wang (汪靜波), Ms. May Yihong Wu (吳亦泓) and Mr. Zhang and will therefore include Directors of different genders. Accordingly, with effect from August 29, 2026, the Company will fully comply with Code Provision B.3.5 of the Corporate Governance Code as set out in Appendix C1 of the Hong Kong Listing Rules, which requires an issuer to appoint at least one director of a different gender to its nomination committee.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, August 28, 2026

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. May Yihong Wu and Ms. Cynthia Jinhong Meng as independent Directors.

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